Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Receives Nasdaq Notification Regarding

Minimum Market Value Deficiency

New York/July 1, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare Company based in Japan (the “Company”), announced today that it has received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated June 29, 2022, notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company from May 9, 2022 to June 28, 2022, the Company no longer meets the minimum market value requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until December 27, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 27, 2022, the Company may be eligible for additional time to regain compliance, or may face delisting.

The Company intends to monitor its market value between now and December 27, 2022 and intends to cure the deficiency within the prescribed grace period. During this time, The Company expect that American Depositary Shares representing common shares of the Company will continue to be listed and trade on The Nasdaq Capital Market.

The Company’s business operations are not affected by the receipt of the Notification Letter.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 308 (as of May 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet®” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it become a leader in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp